Exhibit 3

FOR IMMEDIATE RELEASE	28 February 2014

WPP plc (“WPP”)

Director’s Dealing

WPP was notified today that Dr Jacques Aigrain, a non-executive director of the Company, purchased 4,000 WPP plc ordinary shares at a price of £12.79 per share on 28 February 2014. Dr Aigrain’s holding is now 4,000 WPP ordinary shares.

Contact:

Feona McEwan, WPP	+44 (0) 207 408 2204